United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

CLS HOLDINGS USA, INC.

(Name of the Issuer)

CLS HOLDINGS USA, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001

(Title of Class of Securities)

12565J308

(CUSIP Number of Class of Securities)

With a copy to:
CLS Holdings, USA, Inc.	Shelley Detwiller DiGiacomo
516 S. 4th Street	Engelman Berger, P.C.
Las Vegas, Nevada 89101	2800 N Central Avenue, Suite 1200
(888) 260-7775	(602) 222-4991

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

Check the appropriate box:

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by CLS Holdings USA, Inc., a Nevada corporation (“CLSH” or the “Company”).

The Company intends to hold a special meeting of its stockholders to approve a reverse stock split of the Company’s Common Stock, par value $0.0001 (the “Common Stock”). The reverse stock split consists of a 1-to-4,000,000 reverse stock split (the “Reverse Stock Split”) whereby stockholders owning any fractional shares of Common Stock following the Reverse Stock Split would have such fractional shares cancelled and converted into the right to receive the cash consideration set forth herein (the “Repurchase Plan”). The Company’s Board of Directors (the “Board”) has recommended that the Company’s shareholders approve the Reverse Stock Split to (i) substantially reduce operational costs by reducing the number of record holders of Common Stock to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock pursuant to Section 12(g)(4)(a)(2) of the Exchange Ace and the Company’s reporting obligations under the Exchange Act, and (ii) to provide the minority shareholders with a liquidity event at a price well above the recent trading price of the stock.

This Transaction Statement is being filed with the SEC concurrently with a Proxy Statement (the “Proxy Statement”) filed by the Company pursuant to Regulation 14A of the Exchange Act. The information contained in the Proxy Statement, including all Annexes attached thereto, is hereby expressly incorporated herein by reference.

ITEM 1. SUMMARY TERM SHEET.

The material terms of the Repurchase Plan are as follows:

●	The Reverse Stock Split of 1-to-4,000,000 of the Company’s Common Shares will have the effect of creating shareholders with fractional shares of Common Stock.
●	The Repurchase Plan provides for the repurchase of fractional shares from stockholders whose resulting share interest following the Reverse Stock Split contains fractional shares.
●	Current stockholders holding the resulting fractional shares of Common Stock will receive cash in the amount of three-point-seven cents ($0.037) per pre-split share in lieu of their fractional shares.
●	The Company has received a fairness opinion from Houlihan Capital LLC which presented a range of share values per pre-split share. The Company’s Board has elected to use the highest price presented in that range for purposes of setting the purchase price for the fractionalized shares.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

CLS Holdings, USA, Inc.
516 S. 4th Street
Las Vegas, NV 89101
(888) 260-7775

The foregoing information is also included in the Company’s Proxy Statement under the caption “Company Information—CLS Holdings USA, Inc.

(b)	Securities. Common Stock. 164,734,517 shares of the Company’s Common Stock were outstanding on May 1, 2025.

(c)	Trading Market and Price. The Company’s Common Stock trades on the OTCQB market. The highest closing price for the Company’s Common Stock over the 30 days preceding April 11 (the date the Independent Committee of the Company’s Board of Directors made its recommendation to the full Board to pursue the reverse stock split described in the Proxy Statement) was $0.0343. The lowest closing price for the Company’s Common Stock over that same period was $0.0220. The information set forth under the caption “SUMMARY OF MATERIAL TERMS OF REVERSE STOCK SPLIT AND RELATED TRANSACTIONS” is incorporated herein by reference.

(d)	Dividends. The Company has not declared or paid any dividends on its Common Stock for the past two years.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. None.

ITEM 3. INDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address of Filing Person.

The information set forth in the Proxy Statement under the caption “COMPANY INFORMATION—Information about our Officers and Directors is incorporated herein by reference.

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the caption “COMPANY INFORMATION—Information about our Officers and Directors is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(2) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY OF MATERIAL TERMS OF REVERSE STOCK SPLIT AND RELATED TRANSACTIONS”

“special factors”

“SPECIAL FACTORS—Potential Conflicts of Interest of Officers, Directors and Certain Affiliated Persons”

“GENERAL INFORMATION—What vote is required and how will abstentions and broker discretionary voting effect the proposal?”

(c) Different Terms. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Potential Conflicts of Interest of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the caption “DISSENTERS’ RIGHTS” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. Not applicable.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contracts. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the captions “SUMMARY OF MATERIAL TERMS OF REVERSE STOCK SPLIT AND RELATED TRANSACTIONS” and “SPECIAL FACTORS” is incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the captions “SUMMARY OF MATERIAL TERMS OF REVERSE STOCK SPLIT AND RELATED TRANSACTIONS” and “SPECIAL FACTORS” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY OF MATERIAL TERMS OF REVERSE STOCK SPLIT AND RELATED TRANSACTIONS”

“SPECIAL FACTORS”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY OF MATERIAL TERMS OF REVERSE STOCK SPLIT AND RELATED TRANSACTIONS”

“SPECIAL FACTORS”

“DELIBERATIONS OF THE INDEPENDENT COMMITTEE”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS”

“DELIBERATIONS OF THE INDEPENDENT COMMITTEE”

“MATERIAL U.S. FEDERAL TAX CONSEQUENCES”

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY OF MATERIAL TERMS OF REVERSE STOCK SPLIT AND RELATED TRANSACTIONS”

“SPECIAL FACTORS”

“DELIBERATIONS OF THE INDEPENDENT COMMITTEE”

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS”

“DELIBERATIONS OF THE INDEPENDENT COMMITTEE—Fairness Opinion”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS” is incorporated herein by reference.

(d) Unaffiliated Representative. The directors who are not employees of the Company and who hold negligible to no shares, served as the Independent Committee to evaluate the Reverse Stock Split. The Company did not engage an unaffiliated representative on behalf of unaffiliated security holders but did commission an independent third-party fairness opinion. The information set forth in the Proxy Statement under the caption “DELIBERATIONS OF THE INDEPENDENT COMMITTEE—Fairness Opinion” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY OF MATERIAL TERMS OF REVERSE STOCK SPLIT AND RELATED TRANSACTIONS”

“DELIBERATIONS OF THE INDEPENDENT COMMITTEE”

(f) Other Offers. Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS”

“DELIBERATIONS OF THE INDEPENDENT COMMITTEE—Fairness Opinion”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS”

“DELIBERATIONS OF THE INDEPENDENT COMMITTEE—Fairness Opinion”

(c) A copy of the Fairness Opinion delivered to the Independent Committee is attached hereto as Exhibit 99.2 and incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Proxy Statement under the caption “Special Factors—Purpose and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Purpose and Reasons for the Reverse Stock Split”

(d) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Purpose and Reasons for the Reverse Stock Split is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS” is incorporated herein by reference.

(b) None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY OF MATERIAL TERMS OF REVERSE STOCK SPLIT AND RELATED TRANSACTONS”

“SPECIAL FACTORS—Purpose and Reasons for the Reverse Stock Split”

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY OF MATERIAL TERMS OF REVERSE STOCK SPLIT AND RELATED TRANSACTONS”

“SPECIAL FACTORS—Purpose and Reasons for the Reverse Stock Split”

ITEM 13. FINANCIAL STATEMENTS

(a) Financial Information.

(1) The audited consolidated financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended May 31, 2024, are incorporated herein by reference.

(2) The unaudited balance sheets, comparative year-to-date statements of comprehensive income and related earnings per share data and statements of cash flows as set forth in the Company’s Quarterly Report on form 10-Q for the quarter ended February 28, 2025, are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the caption “GENERAL INFORMATION—Who will bear the cost of the solicitation of proxies?” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption “GENERAL INFORMATION—Who will bear the cost of the solicitation of proxies?” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) Not applicable.

(c) Other Material Information. The information contained in the Proxy Statement, including all exhibits thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

EXHIBIT INDEX

	Exhibit No.	Document
16(a)	99.1	Notice of Annual Meeting and Preliminary Proxy Statement of the Company filed with the SEC on May 1, 2025
16(b)		Not applicable.
16(c)	99.2	Opinion of Houlihan Capital LLC dated April 8, 2025
16(d)		Not applicable
16(f)		Included in Exhibit 99.1.
16(g)		Not applicable
107		Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, completed and correct.

CLS HOLDINGS USA, INC.

By:	/s/ Andrew Glashow
Name:	Andrew Glashow
Title:	Chief Executive Officer and Chairman of the Board

Date: May 1, 2025